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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT 1934
(Amendment No. _________________)*

ASCEND ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

04350H308

(CUSIP Number)

September 29, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.04350H308

1	NAME OF REPORTING PERSONS Alan Gelband
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 66,345
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 66,345
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,345
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON* Individual

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CUSIP No.04350H308

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Ascend Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

435 Devon Park Drive, Bldg 400
Wayne, PA 19087

Item 2(a).	Name of Person Filing:

Alan Gelband

Item 2(b).	Address of Principal Business Office, or if none, Residence:

750 Third Avenue,
21st Floor
New York, NY 10017

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

04350H308

Item 3.	Reporting Person:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 beneficially owned by the Reporting Person.

(a)	Amount beneficially owned: 66,345 shares

(b)	Percent of class: 7.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 66,345 shares

(ii)	Shared power to vote or direct the vote: -0-

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CUSIP No.04350H308

(iii)	Sole power to dispose or direct the disposition of: 66,345 shares

(iv)	Shared power to dispose or direct the disposition: -0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for the Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentage of ownership described above is based on the assumption that 856,667 shares of Common Stock were outstanding as of September 29, 2008, after giving effect to a 1-for-10 reverse stock split of the Common Stock.   The ownership amount does not include 80,000 shares of Common Stock underlying warrants owned by the Reporting Person exercisable at $50.00 a share expiring on May 10, 2010.

The Reporting Person holds the shares either directly (10,200 shares) or on behalf of his pension fund, the Alan Gelband Company Defined Contribution Plan and Trust (56,145 shares).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company .

Not applicable

Item 8.	Identification and Classification of the Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired  and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  October 6, 2008

/s/ Alan Gelband
Alan Gelband

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